Exhibit 99.13

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total, Driver of the Automotive changes

Inauguration of the Group Stand at the Paris Motor Show

Paris, September 27, 2012 - Christophe de Margerie, Chairman and Chief Executive Officer of Total, and Philippe Boisseau, President of Total Supply & Marketing, today officially inaugurates the Total stand at the Paris Motor Show. Romain Grosjean, driver with the Lotus F1 Team, is also present.

During this event Total will also take the opportunity to showcase its activities, from Oil & Gas exploration-production to fuel marketing, refining and chemicals. The Group will also spotlight its commitment in solar and biomass and on tomorrow’s innovations to support automotive progress.

250 Researchers Developing Tomorrow’s Fuels Today

Nearly 250 researchers in France are developing automotive fuels, lubricants and oils. Based in Solaize (69) and Gonfreville (76), the laboratory teams are devising future products tailored to new automotive technologies, to improve fuel efficiency and reduce environmental impact. These laboratories are the Total Excellium line of premium fuels, designed to enhance fuel efficiency by up to 3%. Today, Total’s researchers are working on biofuels, ultra-low sulfur fuels, fuel economy lubricants, and special fuel additives to lower consumption and emissions. The Group is spending nearly €100 million on automotive fuel and lubricant R&D.

Motor Racing, a Proving Ground for Technology

The same researchers develop the advanced fuels and lubricants used in motor racing. Total is fully invested in delivering flawless technical performances, from the laboratory to the track. Its people, products, technologies and expertise demonstrate their excellence in every race.

Total’s commitment to motor racing alongside leading automakers Renault, Peugeot and Citroën and together with driver Romain Grosjean in Formula One racing, gives it a solid foundation of expertise on which to build the most efficient products today, which will be used daily by millions of drivers tomorrow.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

300 Total Access Stations by end-2012

Serving more than 800,000 customers a day, service stations are Total’s primary interface with drivers in France. To meet customer demand more efficiently, Total introduced just about a year ago, Total Access, a new service station concept combining low prices with premium Total fuels and services. By year end 2012 there will be nearly 300 Total Access service stations across France.

As leader on the French market, Total plans to open 600 Total Access service stations by the end of 2013, affirming its strong commitment to better serve its customers.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com